SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-61522-01
Corporate Asset Backed Corporation, on behalf of
CABCO Series 2002-1 Trust (AOL Time Warner Inc.)

(Exact name of registrant as specified in its charter)
Class A-1 Callable Certificates

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

445 Broad Hollow Road, Suite 239, Melville, New York	11747

(Address of principal executive offices)	(Zip Code)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(i)	☑
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: As the security no longer exists, there are no holders of record.
Pursuant to the requirements of the Securities Exchange Act of 1934, CORPORATE ASSET BACKED CORPORATION, as Depositor of CABCO Trust for Texaco Capital Inc. Guaranteed Debentures has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: March 7, 2008

By:	/s/ Robert D. Vascellaro
Name:	Robert D. Vascellaro
Title:	Vice President